Exhibit 21.1

Entity Name	Jurisdiction of Organization
AF Solutions Holdings LLC	Delaware
AgroFresh Inc.	Illinois
Athena Chemicals Singapore Pte. Ltd.	Singapore
AgroFresh Chile Comercial Limitada	Chile
Athena Canada ULC	Canada
Athena Chemical Japan LLC	Japan
Athena Netherlands B.V.	Netherlands
Athena Argentina S.R.L.	Argentina
Athena Chemicals Technology Consulting (Shanghai) Co., Ltd.	China
AgroFresh Australia Pty Ltd	Australia
Athena Chemicals South Africa Proprietary Limited	South Africa
AgroFresh Holding France SAS	France
Athena Italy srl	Italy
Athena Brasil Produtos Quimicos Ltda.	Brazil
AgroFresh New Zealand Limited	New Zealand
Athena Chemical Korea Ltd.	Korea
Athena Polska Sp. Z.o.o.	Poland
Athena Chemicals Spain, S.L.	Spain
AgroFresh Turkey Tarim Ürünlerì Lìmìted Şìrketì	Turkey
Athena Belgium B.V.B.A.	Belgium
Athena Chemicals GmbH	Germany
Athena Chemicals Switzerland GmbH	Switzerland